082-04214

RECEIVED

2007 SEP 20 A 6:57

Man Group plc – Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its issued listed share capital with voting rights at close of business on 31 August 2007 comprises 1,956,566,637 Ordinary Shares of 3 US cents each fully paid.

The above figure of 1,956,566,637 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the FSA's Disclosure and Transparency Rules.

Contact name: Barry Wakefield FCIS

Contact telephone number: 0207 144 1735

07026781

SUPPL

Jw 9/20

MAN GROUP PLC

Issue of shares in exchange for Guaranteed Exchangeable Bonds of Forester Limited

Application has been made to the UK Listing Authority for the admission to the Official List of 887,323 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such shares to be admitted to trading. The application is being made in respect of shares to be issued in exchange for Guaranteed Exchangeable Bonds of Forester Limited.

Man Group plc
4 September 2007

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 August 2007, the Net Asset Value of Athena Guaranteed Futures Ltd was US$93.05.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-5.41%
Last 12 months	+6.3%
Annualised return since inception	+14.2%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT

This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

END